EXHIBIT 99.1

Results from TORM plc’s Annual General Meeting on 15 April 2020

TORM plc (the “Company”) announces that all the resolutions set out in the notice of the Annual General Meeting dated 13 March 2020 were duly passed on a poll at today’s Annual General Meeting. The result of the poll is illustrated below.

Eligible votes (for Resolutions 1, 2, 3, 4, 5, 10, 11,12 and 13)	74,267,283
Voted total	51,897,250
Voted total (%)	69.88

Eligible votes (for Resolutions 6, 7, 8 and 9)	424,267,283
Voted total	401,897,250
Voted total (%)	94.73

Resolutions	Vote type	Voted	Voted (%)	% of total voting rights voted
1. To approve the Annual Report and Accounts 2019	For Against Withheld*	51,879,923 0 17,327	100.00 0.00	69.86
2. To approve the Directors’ Remuneration Report	For Against Withheld*	49,463,891 2,433,359 0	95.31 4.69	66.60
3. Ernst & Young LLP be appointed as auditor of the Company	For Against Withheld*	51,897,250 0 0	100.00 0.00	69.88
4. The Directors be authorized to fix the remuneration of the auditors	For Against Withheld*	51,897,250 0 0	100.00 0.00	69.88
5. The Company declares a final dividend for the year ended 31 December 2019 of USD 0.10 per A-share	For Against Withheld*	51,897,250 0 0	100.00 0.00	69.88
6. Reappointment of Non-Executive Director and Chairman Christopher H. Boehringer as Director of the Company	For Against Withheld*	400,954,329 491,256 451,665	99.88 0.12	94.62
7. Reappointment of Non-Executive Director Göran Trapp as Director of the Company	For Against Withheld*	401,891,234 6,016 0	100.00 0.00	94.73
8. Reappointment of Executive Director Jacob Meldgaard as Director of the Company	For Against Withheld*	401,879,403 17,847 0	100.00 0.00	94.73
9. Appointment of Annette Malm Justad as Director of the Company	For Against Withheld*	401,897,250 0 0	100.00 0.00	94.73
10. Renewal of Existing Allotment Authorities	For Against Withheld*	49,379,112 1,002,618 1,515,520	98.01 1.99	67.84

Announcement no. 10 / 15 April 2020	Results from TORM plc’s Annual General Meeting on 15 April 2020	Page 1 of 2

Special Resolutions	Vote type	Voted	Voted (%)	% of total voting rights voted
11. Renewal of Existing Disapplication Authorities	For Against Withheld*	49,379,112 1,002,618 1,515,520	98.01 1.99	67.84
12. Market purchase of shares	For Against Withheld*	51,011,470 883,197 2,583	98.30 1.70	69.88
13. Reduction of the share premium account of the Company by USD 900,000,000	For Against Withheld*	51,896,950 300 0	100.00 0.00	69.88

*	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

CONTACT		TORM plc
Christopher H. Boehringer, Chairman, tel.:	+45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.:	+45 3917 9200	London, EC3V 9DU, United Kingdom
Kim Balle, Chief Financial Officer, tel.:	+45 3917 9285	Tel.: +44 203 713 4560
Christopher Everard, General Manager, tel.:	+44 7920 494853	www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 10 / 15 April 2020	Results from TORM plc’s Annual General Meeting on 15 April 2020	Page 2 of 2